SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

So Act Network, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

(CUSIP Number)

  10685-B Hazelhurst Drive #6572

Houston, Texas 77043
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

January 17, 2011
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

John Blaisure

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
3,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
23,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.15%

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001, of So Act Network, Inc., a Delaware   corporation, with its principal place of business located at 10685-B Hazelhurst Drive #6572, Houston, Texas 77043. The telephone number is (210)401-7667.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is John Blaisure who is hereinafter sometimes referred to as the “Reporting Person.” Mr. Blaisure serves as the Chief Executive Officer of the Issuer with a principal place of business at 6211 Paseo Colina, Carlsbad, CA 92009. The telephone number is (210)401-7667.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 17, 2011, 3,000,000 shares of common stock of the Issuer were issued to Mr. Blaisure in conjunction with his employment agreement pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

On February 8, 2011, 20,000,000 shares of common stock of the Issuer were transferred from Gregory Halpern to Mr. Blaisure as compensation for his services rendered pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Blaisure acquired 3,000,000 shares of common stock of the Issuer pursuant to the Employment Agreement. In the furtherance of effectuating these steps, the Reporting Person, as the sole shareholder of the Issuer, in accordance with the Delaware General Corporate Laws and the bylaws of the Issuer, adopted a shareholder’s resolution to appoint him as Chief Executive Officer of the Issuer on January 17, 2011. On February 4, 2011, Mr. Blaisure entered into a supplemental agreement with the Issuer whereas Gregory Halpern agreed to transfer 20,000,000 shares to John Blaisure.  The Employment Agreement is attached as Exhibit 10.1 to the Form 8-K filed on January 21, 2011 and the Supplemental Agreement is attached as Exhibit 10.1 to the Form 8K filed on February 4, 2011, both are incorporated herein by reference.

Mr. Blaisure obtained the 23,000,000 shares of common stock from the Issuer as compensation for his services rendered. He does not have any plan or proposal, which relates to or would result in (the lettered section numbers below correspond to subsections of Item 5 of Schedule 13D):

(a) the acquisition  by any person of  additional  securities  of the Issuer, or the disposition of securities of the Issuer;

(b)an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material  change in the  present  capitalization  or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 23,000,000 shares of the issued and outstanding common stock of the Issuer. Such amount represented 10.15% of the total issued and outstanding common shares of the Issuer.

(b)	The Reporting Person holds sole voting power over 3,000,000 shares of common stock and dispositive power over 23,000,000 shares of common stock of the Issuer as issued to the Reporting Person.

(c)	The Reporting Person acquired an aggregate of 23,000,000 shares of the Issuer's common stock in the following transactions:

	Transferee	Date	Amount	Price	Where and How the Transaction was Effected

John Blaisure	So Act Network, Inc.	1/17/2011	3,000,000	$0.10	Private negotiated transaction
John Blaisure	Gregory Halpern	2/8/2011	20,000,000	$0.10	Private negotiated transaction.

(1) The 3,000,000 shares of common stock of the Issuer were issued to Mr. Blaisure as compensation for services rendered.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

10.1	Employment Agreement with the Issuer Effective January 17, 2011 Incorporated by Reference to Exhibit 10.1 to the Form 8-K Filed on January 21, 2011.
10.2	Supplemental Agreement with the Issuer Effective February 4, 2011 Incorporated by Reference to Exhibit 10.1 to the Form 8-K Filed on February 4, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2011

By:	/s/ John Blaisure
John Blaisure
Chief Executive Officer